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                                                   -----------------------------
                 UNITED STATES                             OMB APPROVAL
      SECURITIES AND EXCHANGE COMMISSION           -----------------------------
            WASHINGTON, D.C. 20549                   OMB Number:  3235-0145
                                                   -----------------------------
                                                     Expires: December 31, 2005
                                                   -----------------------------
                                                     Estimated average burden
                                                     hours per response . . . 11
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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                   Gaiam, Inc.
         ---------------------------------------------------------------
                                (Name of Company)

                Class A Common Stock, par value $0.0001 per share
         ---------------------------------------------------------------
                         (Title of Class of Securities)

                                    3268Q103
         ---------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

              Mathew Hoffman, Esq.                   Eleazer Klein
         Prentice Capital Management, LP        Schulte Roth & Zabel LLP
          623 Fifth Avenue, 32nd Floor              919 Third Avenue
              New York, NY 10022                    New York, NY 10022
                (212) 756-8040                       (212) 756-2376

         ----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 6, 2007
         ----------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [x]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------------                    ---------------------------
CUSIP NO.      3268Q103                               PAGE 2 OF 10 PAGES
---------------------------------                    ---------------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Prentice Capital Management, LP
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                   (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (See Item 3)
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                     7      SOLE VOTING POWER

                            0
  NUMBER OF       --------------------------------------------------------------
   SHARES            8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                  4,270,953
    EACH          --------------------------------------------------------------
 REPORTING           9      SOLE DISPOSITIVE POWER
PERSON WITH
                            0
                  --------------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                            4,270,953
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,270,953
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                            [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            22.2%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------                    ---------------------------
CUSIP NO.  3268Q103                                    PAGE 3 OF 10 PAGES
---------------------------------                    ---------------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Michael Zimmerman
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                   (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (See Item 3)
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                     7      SOLE VOTING POWER

                            8,705
  NUMBER OF       --------------------------------------------------------------
   SHARES            8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                  4,273,953
    EACH          --------------------------------------------------------------
 REPORTING           9      SOLE DISPOSITIVE POWER
PERSON WITH
                            8,705
                  --------------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                            4,273,953
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,282,658
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                            [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            22.2%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

CUSIP No.  3268Q103               SCHEDULE 13D         Page 4 of 10 Pages


         This Schedule 13D is being filed by Prentice Capital Management, LP ("Prentice Capital Management") and Michael Zimmerman ("Mr. Zimmerman" and, together with Prentice Capital Management, the "Reporting Persons"), relating to the Class A Common Stock, par value $0.0001 per share, of Gaiam, Inc., a Colorado corporation (the "COMPANY"). Unless the context otherwise requires, references herein to the "Shares" are to the Class A Common Stock of the Company.

         The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the "JOINT FILING AGREEMENT") is attached hereto as Exhibit A. Each of Prentice Capital Management and Mr. Zimmerman disclaims beneficial ownership of all of the Shares reported in this Schedule 13D.

ITEM 1.       SECURITY AND ISSUER.

      This statement on Schedule 13D relates to the Class A Common Stock, par value $0.0001 per share, of the Company, owned by private investment funds and managed accounts managed by Prentice Capital Management and Mr. Zimmerman. The Company's principal executive office is located at 360 Interlocken Boulevard, Broomfield, Colorado 80021.

ITEM 2.       IDENTITY AND BACKGROUND.

      (a) This statement is filed on behalf of Prentice Capital Management and Mr. Zimmerman.

      (b) The address of the principal business office of Prentice Capital Management and Mr. Zimmerman is 623 Fifth Avenue, 32nd Floor, New York, New York 10022.

      (c) The principal business of Prentice Capital Management is to serve as investment manager to investment funds (including Prentice Capital Partners, LP, Prentice Capital Partners QP, LP, Prentice Capital Offshore, Ltd., Prentice Special Opportunities, LP, Prentice Special Opportunities Offshore, Ltd. and Prentice Special Opportunities Master, L.P.) and manage investments for certain entities in managed accounts with respect to which it has voting and dispositive authority over Shares reported in this Schedule 13D. The principal business of Mr. Zimmerman is to act as the Managing Member of (i) Prentice Management GP, LLC, the general partner of Prentice Capital Management, (ii) Prentice Capital GP, LLC, the general partner of certain investment funds and (iii) Prentice Capital GP II, LLC, the managing member of Prentice Capital GP II, LP, which is the general partner of certain other investment funds. As such, he may be deemed to control Prentice Capital Management and the investment funds and managed accounts and therefore may be deemed to be the beneficial owner of the Shares reported in this Schedule 13D.

      (d) Neither of the Reporting Persons nor any of Prentice Capital Management's executive officers or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No.  3268Q103               SCHEDULE 13D         Page 5 of 10 Pages


      (e) Neither of the Reporting Persons nor any of Prentice Capital Management's executive officers or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Prentice Capital Management is a Delaware limited partnership. Mr. Zimmerman is a United States citizen.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      4,270,953 of the Shares reported in this Schedule 13D were acquired by private investment funds and managed accounts for which Prentice Capital Management and Mr. Zimmerman control the investing and trading in securities. Prentice Capital Management does not directly own any Shares. Mr. Zimmerman personally owns 8,705 Shares and has voting and dispositive authority over 3,000 Shares held by The Michael & Holly Zimmerman Family Foundation Inc. The source of funds for the purchase of the Shares reported in this Schedule 13D was (a) with respect to the private investment funds and managed accounts, the working capital of such investment funds, (b) with respect to one of the managed accounts, pursuant to margin accounts in the regular course of business, (c) with respect to Mr. Zimmerman's shares, personal funds and (d) with respect to the shares held by The Michael & Holly Zimmerman Family Foundation Inc., the working capital of the foundation.

ITEM 4.       PURPOSE OF TRANSACTION.

      The Shares reported in this Schedule 13D were acquired for investment in the ordinary course of business. The Reporting Persons do not have any present plan or proposal that would relate to, or result in, any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

      The Reporting Persons had previously filed their benfeficial ownership on Schedule 13G, however, because the Company reduced the aggregate number of outstanding shares of Common Stock, the Reporting Persons may be deemed to beneficially own more than 20% of the outstanding Shares and therefore are required to file on Schedule 13D.

ITEM 5.       INTEREST IN SECURITIES OF THE COMPANY.

      (a) Prentice Management may be deemed to beneficially own, in the aggregate, 4,270,953 Shares, representing approximately 22.2% of the Company's outstanding Class A Common Stock (based upon the 19,250,276 Shares stated to be outstanding by the Company as of March 12, 2007, in the Company's Form 10-K for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on March 14, 2007). Mr. Zimmerman may be deemed to beneficially own, in the aggregate, 4,282,658 Shares representing approximately 22.2% of the Company's outstanding Class A Common Stock.

CUSIP No.  3268Q103               SCHEDULE 13D         Page 6 of 10 Pages


      (b) Prentice Capital Management and Michael Zimmerman have shared voting power with respect to 4,270,953 Shares. Mr. Zimmerman also has shared voting power with respect to the 3,000 Shares held by The Michael & Holly Zimmerman Family Foundation Inc. and has sole voting power with respect to 8,705 Shares that he personally owns.

      (c) See Exhibit B attached hereto. The transactions set forth on Exhibit B were effected by private investment funds and managed accounts for which Prentice Capital Management and Mr. Zimmerman control the investing and trading in securities within 60 days preceding the filing of this Schedule 13D.

      (d) The limited partners or shareholders of the private investment funds and the entities for which Prentice Capital Management and Mr. Zimmerman manages investments in managed accounts have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Shares in accordance with their respective ownership interests in their respective funds.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

      Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit A.

      Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A -- Joint Filing Agreement dated April 2, 2007, signed by each of the Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons.

CUSIP No.  3268Q103               SCHEDULE 13D         Page 7 of 10 Pages


                                   SIGNATURES

      After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2007

PRENTICE CAPITAL MANAGEMENT, LP




By:  /s/ Michael Weiss
     ------------------------------
     Name:  Michael Weiss
     Title: Chief Financial Officer

MICHAEL ZIMMERMAN




/s/ Michael Zimmerman
------------------------------
Michael Zimmerman

CUSIP No.  3268Q103               SCHEDULE 13D         Page 8 of 10 Pages


                                  EXHIBIT INDEX

Exhibit A -- Joint Filing Agreement dated April 2, 2007, signed by each of the Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons.

CUSIP No.  3268Q103               SCHEDULE 13D         Page 9 of 10 Pages


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A Common Stock, par value $0.0001 per share, of Gaiam, Inc., a Colorado corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below, in accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of April 2, 2007

PRENTICE CAPITAL MANAGEMENT, LP




By:  /s/ Michael Weiss
     ------------------------------
     Name:  Michael Weiss
     Title: Chief Financial Officer

MICHAEL ZIMMERMAN




/s/ Michael Zimmerman
------------------------------
Michael Zimmerman

CUSIP No.  3268Q103               SCHEDULE 13D         Page 10 of 10 Pages


                                    EXHIBIT B

                              LIST OF TRANSACTIONS


     Name                              Date              Number of Shares       Price Per Share
                                                         Purchased/(Sold)

Prentice Capital Offshore, Ltd.      02/07/07               310,170                   $13.14

Prentice Capital Partners QP, LP     02/07/07                98,007                   $13.14

Prentice Capital Partners, LP        02/07/07                15,439                   $13.14

Prentice Special Opportunities,
LP                                   02/07/07                24,213                   $13.14

Prentice Special Opportunities
Master, L.P.                         02/07/07                97,489                   $13.14
